Exhibit 99.2

Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 9:00am, (AEST), on October 30, 2022. Online Go to www.investorvote.com/DCFC or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2022 Annual General Meeting Proxy Form qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Items of Business—Please note that if you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. + For Against Abstain For Against Abstain 1. Election of Director—Adam Walker 2. Re-election of Director—Trevor St. Baker 3. Re-election of Director – David Finn 4. Appointment of Auditor 5. Approval of certain benefits for Jane Hunter 6. Increase in aggregate maximum remuneration for Non-Executive Directors B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Individual: Where the holding is in one name, the shareholder must sign. Joint Holding: Where the holding is in more than one name, all of the shareholders should sign. Power of Attorney: If you have not lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 240A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate title held when signing this form. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. 1UPX +

How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies, you must specify the number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and number of securities for each on the lower portion of the proxy card. A proxy need not be a securityholder of the Company. The 2022 Annual General Meeting of Shareholders of Tritium DCFC Limited will be held on November 1, 2022, 9:00am AEST, in person at 48 Miller Street, Murarrie QLD 4172 and virtually via the internet at www.meetnow.global/M7GQVWQ. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form. Important notice regarding the Internet availability of meeting materials for the Annual General Meeting of Shareholders. The material is available at: www.investorvote.com/DCFC Participating in the Meeting—Corporate Representative: If a representative of a corporate shareholder or proxy is to participate in the Meeting you will need to provide the appropriate “Appointment of a Corporate Representative”. A form is available online at www.investorvote.com/DCFC”. If you are not voting online you may sign and send a scanned copy of the Proxy Form to Computershare via email at proxyvote@computershare.com. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Tritium DCFC Limited + Notice of 2022 Annual General Meeting of Shareholders Appoint a Proxy to Vote on Your Behalf I/We being member/s of Tritium DCFC Limited hereby appoint the Chair of the Meeting OR Please Note: leave this box blank if you have selected the Chair of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the directions in section A (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Tritium DCFC Limited to be held virtually at www.meetnow.global/M7GQVWQ and physically at 48 Miller Street, Murarrie QLD 4127 Australia on Tuesday, November 1, 2022, 9.00am (AEST) and at any adjournment or postponement of that meeting. The Chair of the Meeting intends to vote all undirected proxies in favour of each item of business. In exceptional circumstances, the Chair of the Meeting may change his voting intention on any resolution. Chair authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chair of the Meeting as my/our proxy (or the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 5 and 6 (except where I/we have indicated a different voting intention in section A) even though resolutions 5 and 6 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chair. Important note: If the Chair of the Meeting is (or becomes) your proxy you can direct the Chair to vote for or against or abstain from voting on resolutions 5 and 6 by marking the appropriate box in section A. C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. +